Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated April 28, 2014

Contacts: Howard Solomon Aaron Bensoua Finn Partners for Fantex, Inc. Finn Partners for Fantex, Inc. Phone: (415) 272--0767 Phone: (310) 418--4389 Email: Howard.solomon@finnpartners.com Email: aaron@finnpartners.com Fantex Vernon Davis Convertible Tracking Stock Begins Trading At Fantex.com SAN FRANCISCO, Calif., April 28, 2014 – Fantex Brokerage Services announced this morning that shares of Fantex Vernon Davis Convertible Tracking Stock1 (Fantex Vernon Davis) began trading at approximately 9:00 am PT at Fantex.com. “This is a first--of--its kind security tied to the cash generated by the brand of a professional athlete,” said John Rodin, President, Fantex Brokerage Services. “We’re honored to bring this stock to the public markets and thrilled that the Fantex trading platform is now open for business.” Those looking for more information or to open a qualified trading account can learn mre at Fantex.com This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of thir entire investment. 1Fantex Vernon Davis is intended to track and reflect the separate economic performance f the brand contract that Fantex, Inc. has signed with Vernon Davis. However, holders of shares of Fantex Vernon Davis will have no direct investment in that brand contract, associated tracking series brand or Vernon Davis. Rather, an investment in Fantex Vernon Davis will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any other tracking stock that Fantex, Inc. may establish and issue in the future. Fantex cannot assure you as to the development or liquidity of any trading market for the Fantex Vernon Davis tracking stock. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll--ree 866--315--3482. View the Fantex Vernon Davis prospectus at https://fantex.com/fantex--vernon--davis--215595/prospectus.

Fantex Brokerage Services, LLC, an affiliate of Fantex, Inc., is a registered broker--dealer, an alternative trading system registered with the SEC and a member of the Financial Industry Regulatory Authority. Stifel, Nicolaus & Company, Incorporated, is acting as the qualified independent underwriter for the offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such ofer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws o such state or other jurisdiction. About Fantex Holdings Based in San Francisco, Fantex Holdings, Inc. serves as the parent company to both Fantex, Inc. and Fantex Brokerage Services, LLC. Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand. Fantex Brokerage Services, LLC is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc. ###